Exhibit 99.1

NEWS RELEASE

Fortuna reports updated Mineral Reserves and Mineral Resources

Vancouver, March 21, 2023-- Fortuna Silver Mines, Inc. (NYSE: FSM) (TSX: FVI) is pleased to report updated Mineral Reserve and Mineral Resource estimates as of December 31, 2022 for its four operating mines and its development Séguéla gold Project in the Americas and West Africa, as well as the maiden Inferred Resource for the Arizaro Project located at the Lindero Property in Salta, Argentina.

Highlights of Mineral Reserve and Mineral Resource Update

•	Combined Proven and Probable Mineral Reserves are reported containing 2.8 Moz Au and 20.1 Moz Ag, representing a year-over-year decrease of 14 percent and 22 percent, respectively
•	Combined Measured and Indicated Resources exclusive of Mineral Reserves are reported containing 1.1 Moz Au and 10.5 Moz Ag, representing a year-over-year increase of 32 percent in gold and no change in silver
•	Combined Inferred Mineral Resources are reported containing 1.4 Moz Au and 26.5 Moz Ag reflecting a year-over-year increase of 39 percent and 1 percent, respectively
•	Maiden Inferred Mineral Resources are reported for the Arizaro Project located 3.2 kilometers southeast of the Lindero Mine containing 280 koz Au

2022 Mineral Reserves and Mineral Resources

Mineral Reserves – Proven and Probable								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Proven	43	213	0.78	2.62	2.30	0.3	1
		Probable	3,155	79	0.14	2.67	3.91	8.0	14
		Proven + Probable	3,198	81	0.15	2.66	3.88	8.3	15
	San Jose, Mexico	Proven	184	208	1.45	N/A	N/A	1.2	9
		Probable	1,957	168	1.14	N/A	N/A	10.6	72
		Proven + Probable	2,140	172	1.16	N/A	N/A	11.8	80
	Total	Proven + Probable	5,338	117	0.56	N/A	N/A	20.1	96
Gold Mines	Lindero, Argentina	Proven	25,505	N/A	0.61	N/A	N/A	0.0	504
		Probable	53,713	N/A	0.54	N/A	N/A	0.0	937
		Proven + Probable	79,218	N/A	0.57	N/A	N/A	0.0	1,441
	Yaramoko, Burkina Faso	Proven	123	N/A	3.42	N/A	N/A	0.0	13
		Probable	1,039	N/A	6.19	N/A	N/A	0.0	207
		Proven + Probable	1,161	N/A	5.89	N/A	N/A	0.0	220
	Total	Proven + Probable	80,379	N/A	0.64	N/A	N/A	0.0	1,661
Gold Project	Séguéla, Côte d’Ivoire	Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
		Proven + Probable	12,100	N/A	2.80	N/A	N/A	0.0	1,088
Total		Proven + Probable						20.1	2,844

Mineral Resources – Measured and Indicated								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Measured	669	83	0.31	1.82	3.23	1.8	7
		Indicated	2,170	79	0.21	1.58	3.04	5.5	15
		Measured + Indicated	2,839	80	0.24	1.64	3.08	7.3	22
	San Jose, Mexico	Measured	72	135	0.98	N/A	N/A	0.3	2
		Indicated	839	107	0.70	N/A	N/A	2.9	19
		Measured + Indicated	911	109	0.72	N/A	N/A	3.2	21
	Total	Measured + Indicated	3,750	87	0.35	N/A	N/A	10.5	43
Gold Mines	Lindero, Argentina	Measured	1,855	N/A	0.50	N/A	N/A	0.0	30
		Indicated	27,594	N/A	0.42	N/A	N/A	0.0	369
		Measured + Indicated	29,448	N/A	0.42	N/A	N/A	0.0	399
	Yaramoko, Burkina Faso	Measured	86	N/A	6.41	N/A	N/A	0.0	18
		Indicated	374	N/A	5.97	N/A	N/A	0.0	71
		Measured + Indicated	460	N/A	6.05	N/A	N/A	0.0	89
	Total	Measured + Indicated	29,908	N/A	0.51	N/A	N/A	0.0	488
Gold Project	Séguéla, Côte d’Ivoire	Indicated	7,071	N/A	2.30	N/A	N/A	0.0	523
		Measured + Indicated	7,071	N/A	2.30	N/A	N/A	0.0	523
Total		Measured + Indicated						10.5	1,053

Mineral Resources – Inferred								Contained Metal
Property		Classification	Tonnes (000)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	Ag (Moz)	Au (koz)
Silver Mines	Caylloma, Peru	Inferred	5,003	105	0.45	2.23	3.42	16.9	72
	San Jose, Mexico	Inferred	2,524	118	0.83	N/A	N/A	9.6	67
	Total	Inferred	7,527	109	0.58	N/A	N/A	26.5	139
Gold Mines	Lindero, Argentina	Inferred	24,170	N/A	0.47	N/A	N/A	0.0	365
	Yaramoko, Burkina Faso	Inferred	141	N/A	5.51	N/A	N/A	0.0	25
	Total	Inferred	24,311	N/A	0.50	N/A	N/A	0.0	390
Gold Projects	Séguéla, Côte d’Ivoire	Inferred	5,708	N/A	3.33	N/A	N/A	0.0	610
	Arizaro, Argentina	Inferred	22,146	N/A	0.39	N/A	N/A	0.0	280
	Total	Inferred	27,854	N/A	0.99	N/A	N/A	0.0	890
Total		Inferred						26.5	1,419

Notes:

1.	Mineral Reserves and Mineral Resources are as defined by the 2014 CIM Definition Standards for Mineral Resources and Mineral Reserves
2.	Mineral Resources are exclusive of Mineral Reserves
3.	Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
4.	Factors that could materially affect the reported Mineral Resources or Mineral Reserves include changes in metal price and exchange rate assumptions; changes in local interpretations of mineralization; changes to assumed metallurgical recoveries, mining dilution and recovery; and assumptions as to the continued ability to access the site, retain mineral and surface rights titles, maintain environmental and other regulatory permits, and maintain the social license to operate

5.	Mineral Resources and Reserves are estimated as of June 30, 2022 for the Caylloma and Yaramoko Mines, as of July 31, 2022 for the San Jose Mine, as of August 31, 2022 for the Lindero Mine, as of December 31, 2022 for the Arizaro Project, and as of March 31, 2021 for the Séguéla Project with the exception of the Sunbird Deposit which is estimated and reported as of November 21, 2022. Mineral Resources and Reserves for all mines are reported as of December 31, 2022 taking into production related depletion to this date
6.	Mineral Reserves for the San Jose Mine are based on underground mining within optimized stope designs using an estimated NSR break-even cut-off grade of US$68.7/t to US$74.0/t equivalent to 119 -133 g/t Ag Eq based on assumed metal prices of US$21/oz Ag and US$1,600/oz Au; estimated metallurgical recovery rates of 91% for Ag and 90% for Au and mining costs of US$35.37/t cut and fill (C&F) - US$30.00/t sub-level stoping (SLS); processing costs of US$16.76/t; and other costs including distribution, management, community support and general service costs of US$21.91/t based on actual operating costs. Average mining recovery is estimated to 92% (C&F) and 93% (SLS) and average mining dilution 11% (C&F) and 17% (SLS). Mineral Resources are reported at a 110 g/t Ag Eq cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices
7.	Mineral Reserves for the Caylloma Mine are reported above NSR breakeven cut-off values based on underground mining methods including; mechanized (breasting) at US$86.60/t; mechanized (uppers) at US$77.33/t; semi-mechanized at US$90.19/t; and a conventional method at US$155.09/t; using assumed metal prices of US$21/oz Ag, US$1,600/oz Au, US$2,100/t Pb and US$2,600/t Zn; metallurgical recovery rates of 82% for Ag, 45% for Au, 88% for Pb and 89% for Zn . Mining, processing and administrative costs used to determine NSR cut-off values were estimated based on actual operating costs incurred from July 2021 through June 2022. Mining recovery is estimated to average 95% with average mining dilution of 12% depending on the mining methodology. Mineral Resources are reported at an NSR cut-off grade of US$65/t for veins classified as wide (Animas, Animas NE, Nancy, San Cristobal) and US$135/t for veins classified as narrow (all other veins) based on the same parameters used for Mineral Reserves, and a 15% upside in metal prices
8.	Mineral Reserves for the Lindero Mine are reported based on open pit mining within a designed pit shell based on variable gold cut-off grades and gold recoveries by metallurgical type: Met type 1 cut-off 0.27 g/t Au, recovery 75.4%; Met type 2 cut-off 0.26 g/t Au, recovery 78.2%; Met type 3 cut-off 0.26 g/t Au, recovery 78.5%; and Met type 4 cut-off 0.30 g/t Au, recovery 68.5%. Mining recovery is estimated to average 100% and mining dilution 0% having been accounted for during block regularization to 10m x 10m x 8m size. The cut-off grades and pit designs are considered appropriate for long term gold prices of US$1,600/oz, estimated average mining costs of US$1.67/t of material, total processing and G&A costs of US$10.32/t of ore, and refinery costs net of pay factor of US$8.52/oz Au. Reported Proven Reserves include 7.9 Mt averaging 0.48 g/t Au of stockpiled material. Mineral Resources for Lindero are reported within a conceptual pit shell above a 0.23 g/t Au cut-off grade based on the same parameters used for Mineral Reserves and a 15% upside in metal prices. Mineral Resources for Arizaro are reported within a conceptual pit shell above a 0.25 g/t Au cut-off grade using the same gold price and costs as Lindero with an additional US$0.52/t of ore to account for haulage costs between the deposit and plant. A slope angle of 47° was used for defining the pit
9.	Mineral Reserves for Yaramoko are reported at a cut-off grade of 1.26 g/t Au for the 55 Zone open pit, 0.73 g/t Au for the 109 Zone open pit, 4.1 g/t Au for 55 Zone and Bagassi South QV underground (SLS), 3.1 g/t Au for Bagassi South QVP (Shrinkage) based on an assumed gold price of US$1,600/oz, metallurgical recovery rates of 98.0%, 55 Zone and Bagassi South (QV) underground mining costs of US$135/t, processing cost of US$31/t and G&A costs of US$28/t, Bagassi South QVP underground mining cost of US$115/t, and processing cost of US$30/t, surface mining cost of US$3.49/t, processing cost of US$27/t and G&A costs of US$25/t for the 55 Zone, surface mining cost of US$3.66/t and processing cost of US$27/t for the 109 Zone. Underground average mining recovery is estimated at 86% (SLS) and 90% (Shrinkage) for Bagassi South, 92% (SLS) for 55 Zone stopes and 100% for sill drifts. A mining dilution factor of 10% has been applied for sill drifts, 0.6m and 0.4m dilution skin has been applied for SLS and shrinkage mining respectively. Surface mining recovery is estimated to average 100% and mining dilution 0% having been accounted for during block regularization to 5m x 5m x 5m size within an optimized pit shell and only Proven and Probable categories reported within the final pit designs. Yaramoko Mineral Resources are reported in situ at a gold grade cut-off grade of 0.9 g/t Au for the 55 Zone open pit, 0.5 g/t Au for the 109 Zone open pit, and 2.9 g/t Au for underground (55 Zone and Bagassi South), based on an assumed gold price of US$1,700/oz and the same costs, metallurgical recovery and constrained within an optimized pit shell. The Yaramoko Mine is subject to a 10% carried interest held by the government of Burkina Faso
10.	Mineral Reserves for Séguéla are reported constrained within optimized pit shells at an incremental cut-off grade of 0.54 g/t Au for Antenna, 0.55 g/t Au for Agouti, 0.55 g/t Au for Boulder, 0.56 g/t Au for Koula and 0.56 g/t Au for Ancien deposits based on an assumed gold price of US$1,500/oz, metallurgical recovery rate of 94.5%, mining cost of US$2.87/t for Antenna, US$2.74/t for Agouti, US$2.81/t for Boulder, US$2.85/t for Koula and US$2.93/t for Ancien, processing and G&A costs of US$14.51/t and US$7.13/t respectively, mining owner cost of US$1.30/t, refining cost of US$2.60/oz and royalty rate of 6%. The Mineral Reserves pit design were completed based on overall slope angle recommendations of between 37° and 57° for Antenna, Koula and Agouti deposits from oxide to fresh weathering profiles, between 34° and 56° for Ancien deposit from oxide to fresh weathering profiles and 37° and 60° for Boulder deposit from oxide to fresh weathering profiles. The Mineral Reserves are reported in situ with modifying factors of 15% mining dilution and 90% mining recovery applied. Mineral Resources for Séguéla are reported in situ at a cut-off grade of 0.3 g/t Au for Antenna, 0.45 g/t Au for Sunbird and 0.5 g/t Au for the other satellite deposits, based on an assumed gold price of US$1,700/oz and constrained within preliminary pit shells. The Séguéla gold Project is subject to a 10% carried interest held by the government of Cote d’Ivoire
11.	Eric Chapman is the Qualified Person responsible for Mineral Resources reported for the Arizaro Project, San Jose, Caylloma, and Lindero mines; Raul Espinoza is the Qualified Person responsible for Mineral Reserves reported for the San Jose, Caylloma, Lindero and Yaramoko mines; both being employees of Fortuna Silver Mines Inc. Matt Cobb is the Qualified Person responsible for Mineral Resources reported for the Yaramoko Mine and Séguéla gold Project, being an employee of Roxgold Inc. (a wholly-owned subsidiary of Fortuna). Shane McLeay (FAUSIMM #222752) is the Qualified Person responsible for Mineral Reserves for the Séguéla gold Project, being an employee of Entech Pty Ltd.
12.	N/A = Not applicable
13.	Totals may not add due to rounding

Lindero Mine, Argentina

As of December 31, 2022, the Lindero Mine has Proven and Probable Mineral Reserves of 79.2 Mt containing 1.4 Moz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 29.5 Mt containing 399 koz Au, and Inferred Resources of 24.2 Mt containing 365koz Au.

Since December 31, 2021, Mineral Reserve tonnes decreased by 11 percent, while gold grade remained unchanged at 0.57 g/t Au. Changes are primarily due to mining related depletion and sterilization of 6.0 Mt of material containing 158 koz Au delivered to the heap leach pad in 2022 and an increase in the reporting cut-off grade due to higher operating costs resulting in a decrease of 3.4 Mt containing 30 koz Au.

Measured and Indicated Resource gold ounces, exclusive of Mineral Reserves, decreased slightly by 16 koz Au or 4 percent since December 31, 2021 to 400 koz Au year-over-year, due to an increase in the cut-off grade used for reporting resources as a result of increased operating costs.

Inferred Resources tonnes decreased by 2.9 Mt or 11 percent, to 24.2 Mt since December 31, 2021 with the gold grade increasing 9 percent to 0.47 g/t. The decrease in Inferred Resources is due to the aforementioned changes in cut-off grade used for reporting resources.

Yaramoko Mine, Burkina Faso

As of December 31, 2022, the Yaramoko Mine has Proven and Probable Mineral Reserves of 1.2 Mt containing 220 koz Au, in addition to Measured and Indicated Resources, exclusive of Mineral Reserves, of 0.5 Mt containing 89 koz Au, and Inferred Resources of 0.14 Mt containing 25 koz Au.

There has been no material change to the previously reported Mineral Reserves and Mineral Resources as of June 30, 2022 (refer to Fortuna news release dated January 27, 2023) other than production related depletion to December 31, 2022.

San Jose Mine, Mexico

As of December 31, 2022, the San Jose Mine has Proven and Probable Mineral Reserves of 2.1 Mt containing 11.8 Moz Ag and 80 koz Au, in addition to Inferred Resources of 2.5 Mt containing a further 9.6 Moz Ag and 67 koz Au.

Year-over-year, Mineral Reserves decreased 28 percent in terms of tonnes, while silver grade decreased 4 percent and gold grade decreased 1 percent after net changes of minus 950,000 tonnes resulting from production-related depletion, application of higher cut-off grades related to increases in operational costs amounting to a decrease of 267,000 tonnes and the upgrading and conversion of 370,000 tonnes of Inferred Resources to Mineral Reserves due to infill and exploration drilling. Silver and gold grades decreased slightly to 172 g/t and 1.16 g/t, respectively due to upgraded grades having lower average grades than those depleted in 2022.

Measured and Indicated Resource tonnes exclusive of Mineral Reserves remained relatively unchanged year-over-year with tonnes decreasing by 3 percent and silver and gold grades increasing by 10 percent due to an increase in the cut-off grade used for reporting resources because of increased operating costs.

Year-over-year, Inferred Resources decreased 16 percent in terms of tonnes, with grades decreasing for silver and gold by 6 percent and 11 percent, respectively. The net variation is due primarily to reductions resulting from the upgrading of Inferred Resources related to infill drilling and an increase of 106,000 tonnes due to exploration drilling activities.

The Brownfields exploration program budget for 2023 at the San Jose Mine is US$3.3 million, which includes 5,500 meters of diamond drilling, focused on extensions to the Magdalena, Trinidad and Victoria systems, as well as work along the Taviche corridor (refer to Fortuna news release dated January 17, 2023).

Caylloma Mine, Peru

As of December 31, 2022, the Caylloma Mine has Proven and Probable Mineral Reserves of 3.2 Mt containing 8.3 Moz Ag, 15 koz Au, 85 kt Pb, and 124 kt Zn in addition to Inferred Resources of 5.0 Mt containing 16.9 Moz Ag, 72 koz Au, 112 kt Pb, and 171 kt Zn.

Year-over-year, Mineral Reserve tonnes increased by 1 percent, while silver grade decreased 4 percent to 81 g/t, lead grade increased 5 percent to 2.66%, and zinc grade increased 5 percent to 3.88%. Changes are primarily due to mining related depletion of 497,000 tonnes, upgrading and conversion of 548,000 tonnes of Inferred Resources to Mineral Reserves and the addition of 594,000 tonnes due to successful infill drill and exploration programs, respectively, focused on the Animas, Animas NE, Nancy and associated splay veins counteracted by a decrease by 336,000 tonnes due to higher cut-off values related to increases in operational costs and an additional decrease of 279,000 tonnes as a result of changes in estimation parameters, geological interpretation and commercial terms.

Measured and Indicated Resource tonnes, exclusive of Mineral Reserves, increased slightly by 4 percent year-over-year to 2.8 Mt with silver, lead and zinc grades decreasing slightly by 7 percent, 1 percent and 2 percent, respectively due to the same reasons as detailed for reserves.

Inferred Resources tonnes increased by 31 percent year-over-year. Silver and zinc grades decreased 9 percent and 2 percent, respectively whereas lead grades increased by 10 percent. The increase in Inferred Mineral Resources is primarily due to the inclusion of 1.9 Mt of new resources in relation to exploration drilling expanding identified mineralized material in the lower levels of the Animas and Animas NE veins counteracted by the infill drill program of the Animas and Animas NE veins resulting in the upgrading of Inferred Mineral Resources to Mineral Reserves.

Management is in the process of conducting a cost-benefit analysis to assess increasing plant throughput. This is supported by the expanded mineralization which remains open at depth in the Animas and Animas NE veins.

Séguéla gold Project, Côte d’Ivoire

As of December 31, 2022, the Séguéla gold Project has Proven and Probable Mineral Reserves of 12.1 Mt containing 1.1 Moz Au, in addition to Indicated Resources of 7.1 Mt containing 523 koz Au and Inferred Resources of 5.7 Mt containing 610 koz Au. There has been no material change to the previously reported Mineral Reserves and Mineral Resources (refer to Fortuna news release dated December 5, 2022).

Infill drilling at the Sunbird Deposit is currently in progress with a 2023 program budget of US$1.7 million, which includes 9,500 meters of diamond drilling, aimed at upgrading Inferred to Indicated Resources with the ultimate intention of conversion to Mineral Reserves once sufficient studies are complete to determine modifying factors.

Arizaro Project, Lindero Property, Argentina

The Lindero Property contains two known porphyry gold-copper deposits. The Lindero Deposit, the focus of current mining activities as described above in the Lindero Mine section and the Arizaro Deposit which is located 3.2 km southeast of the Lindero Deposit.

Gold-copper mineralization at Arizaro is associated with two different mineralizing events. The strongest is a non-outcropping intrusive which occurs in the north part of the porphyry with an elongated shape trending northeast to southwest for more than 400 meters with an estimated average width of 60 meters. The other mineralizing event is in the center of the system and is related to breccias and micro-breccias which have a semi-oval shape at surface. In the center, there is a higher-grade core with a semi-ellipsoidal form, extending north-south for 480 meters with an estimated average width of 50 meters. The Arizaro Deposit has mineralization styles with copper-gold grades that are strongly correlated with different alteration assemblages. Mineralization is mainly associated with potassic alteration. This occurs generally in multi-directional veins, vein stockworks and disseminations. In some areas, the vein density is high, forming vein stockworks in the intrusive rocks. These vein stockworks are limited to magnetite-biotite veinlets, quartz-magnetite-chalcopyrite veinlets, late magnetite breccias and in late-stage mineralization events, anhydrite-sulfide veinlets. Chalcopyrite and bornite are the main copper minerals. Gold is mainly associated with chalcopyrite, quartz, and anhydrite veinlets.

A total of 65 surface diamond drill holes totaling 16,166 meters were used in the modelling of the Inferred Mineral Resource at Arizaro in conjunction with surface mapping to construct three-dimensional wireframes to define individual lithologic structures. Drill hole samples were selected inside these wireframes, coded, composited and grade top cuts applied if applicable. Boundaries were treated as hard with statistical and geostatistical analysis conducted on composites identified in individual lithologic units. Gold and copper grades were estimated into a geological block model consisting of 10m x 10m x 8m selective mining units. Grades were estimated by ordinary kriging and constrained within an ultimate pit shell based on estimated metal prices and actual costs experienced at the Lindero Mine, along with estimated geotechnical constraints and metallurgical recoveries to fulfill the reasonable prospects for eventual economic extraction. Estimated grades were validated globally, locally, and visually prior to tabulation of the Mineral Resources.

As of December 31, 2022, the Arizaro Project has Inferred Mineral Resources of 22.1 Mt averaging 0.39 g/t Au containing 280 koz Au. Mineralization remains open at depth and along the trend of the northeast to southwest striking porphyry.

Qualified Person

Eric Chapman, Fortuna´s Senior Vice President of Technical Services, is a Professional Geoscientist of the Engineers and Geoscientists of the Province of British Columbia (Registration Number 36328) and a Qualified Person as defined by National Instrument 43-101- Standards of Disclosure for Mineral Projects. Mr. Chapman has reviewed and approved the scientific and technical information contained in this news release and has verified the underlying data.

About Fortuna Silver Mines Inc.

Fortuna Silver Mines Inc. is a Canadian precious metals mining company with four operating mines in Argentina, Burkina Faso, Mexico and Peru, and a fifth mine under construction in Côte d'Ivoire. Sustainability is integral to all our operations and relationships. We produce gold and silver and generate shared value over the long-term for our stakeholders through efficient production, environmental protection, and social responsibility. For more information, please visit our website.

ON BEHALF OF THE BOARD

Jorge A. Ganoza

President, CEO, and Director

Fortuna Silver Mines Inc.

Investor Relations:

Carlos Baca | info@fortunasilver.com | www.fortunasilver.com | Twitter | LinkedIn | YouTube

Forward looking Statements

This news release contains forward-looking statements which constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 (collectively, “Forward-looking Statements”). All statements included herein, other than statements of historical fact, are Forward-looking Statements and are subject to a variety of known and unknown risks and uncertainties which could cause actual events or results to differ materially from those reflected in the Forward-looking Statements. The Forward-looking Statements in this news release may include, without limitation, statements about the Company’s plans for its mines and mineral properties; the Company’s business strategy, plans and outlook; the merit of the Company’s mines and mineral properties; mineral resource and reserve estimates; the Company’s ability to convert inferred mineral resources to indicated mineral resources and to convert mineral resources to mineral reserves; timelines; production at the mines; the future financial or operating performance of the Company; the effects of laws, regulations and government policies affecting our operations or potential future operations; future successful development of our projects; the estimates of expected or anticipated economic returns from the Company’s mining operations including future sales of metals, doré and concentrate or other products produced by the Company and the Company’s ability to achieve its production and cost guidance; capital expenditures at the Company’s operations; brownfields exploration programs for 2023 and estimated expenditures related to same; the success of the Company’s exploration activities, including infill drill programs at its mines and development projects; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; metal price estimates, estimated metal grades in 2023; approvals and other matters. Often, but not always, these Forward-looking Statements can be identified by the use of words such as “estimated”, “potential”, “open”, “future”, “assumed”, “projected”, “used”, “detailed”, “has been”, “gain”, “planned”, “reflecting”, “will”, “anticipated”, “estimated” “containing”, “remaining”, “to be”, or statements that events, “could” or “should” occur or be achieved and similar expressions, including negative variations.

Forward looking Statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any results, performance or achievements expressed or implied by the Forward looking Statements. Such uncertainties and factors include, among others, changes in general economic conditions and financial markets; the effects of inflation on the costs of operations; the risks relating to a global pandemic, including the COVID-19 pandemic, as well as risks associated with war or other geo-political hostilities, such as the Ukrainian – Russian conflict, any of which could continue to cause a disruption in global economic activity; fluctuation in currencies and foreign exchange rates; changes in prices for silver, gold and other metals; technological and operational hazards in Fortuna’s mining and mine development activities; risks inherent in mineral exploration; fluctuations in prices for energy, labor, materials, supplies and services; uncertainties inherent in the estimation of mineral reserves, mineral resources, and metal recoveries; changes to current estimates of mineral reserves and resources; changes to production and cost estimates; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; the ability of Minera Cuzcatlan to successfully contest and revoke the resolution issued by SEMARNAT; governmental and other approvals; political unrest or instability in countries where Fortuna is active; labor relations issues; as well as those factors discussed under “Risk Factors” in the Company's Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in Forward looking Statements, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended.

Forward looking Statements contained herein are based on the assumptions, beliefs, expectations and opinions of management, including but not limited to the accuracy of the Company’s current mineral resource and reserve estimates and the assumptions upon which they are based; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; prices for energy, labour, materials and supplies, transport and services; the duration and impacts of COVID-19 on the Company’s production, workforce, business, operations and financial condition; that there will be no material adverse change affecting the Company or its properties; that all required approvals will be obtained; the Company will be successful in revoking the resolution issued by SEMARNAT; that there will be no significant disruptions affecting operations and such other assumptions as set out herein. Forward looking Statements are made as of the date hereof and the Company disclaims any obligation to update any Forward looking Statements, whether as a result of new information, future events or results or otherwise, except as required by law. There can be no assurance that Forward looking Statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, investors should not place undue reliance on Forward looking Statements.

Cautionary Note to United States Investors Concerning Estimates of Reserves and Resources

Reserve and resource estimates included in this news release have been prepared in accordance with National Instrument 43-101 Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy, and Petroleum Definition Standards on Mineral Resources and Mineral Reserves. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for public disclosure by a Canadian company of scientific and technical information concerning mineral projects. Unless otherwise indicated, all mineral reserve and mineral resource estimates contained in the technical disclosure have been prepared in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards on Mineral Resources and Reserves.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission, and mineral reserve and resource information included in this news release may not be comparable to similar information disclosed by U.S. companies.